UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

December 19, 2013

Barclays Bank PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF BARCLAYS BANK PLC ON FORM F-3ASR (NO. 333-190038) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the issuance of the following Global Medium-Term Notes, Series A (collectively, the “Notes”) by Barclays Bank PLC (the “Company”) on date of this report on Form 6-K, pursuant to the Company’s automatic shelf registration statement on Form F-3ASR (No. 333-190038):

•                  $725,000 18.00% Exchangeable Notes due March 19, 2014 (Linked to the Common Stock of Cliffs Natural Resources Inc.)

•                  $1,362,000 Trigger Phoenix Autocallable Optimization Securities linked to the common stock of Joy Global Inc. due June 19, 2015

•                  $283,000 Trigger Phoenix Autocallable Optimization Securities linked to the common stock of Avago Technologies Limited due June 19, 2015

•                  $7,445,840 Trigger Phoenix Autocallable Optimization Securities linked to the common stock of General Motors Company due June 19, 2015

•                  $2,700,000 Leveraged Contingent Buffer Enhanced Notes due January 2, 2015 Linked to the Performance of WTI Crude

•                  $3,265,400 Trigger Phoenix Autocallable Optimization Securities linked to the common stock of Intel Corporation due December 19, 2018

•                  $548,100 Trigger Phoenix Autocallable Optimization Securities linked to the common stock of Stanley Black & Decker, Inc. due December 19, 2018

•                  $2,438,600 Trigger Phoenix Autocallable Optimization Securities linked to the common stock of Alcoa Inc. due December 19, 2018

Exhibit No.	Description
5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel to the Company, with respect to the validity of the Notes under New York law.
5.2	Opinion of Sullivan & Cromwell LLP, English counsel to the Company with respect to the Notes, as to certain matters under English law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date: December 19, 2013	By:	/s/ Johnny Wu
Name: Johnny Wu
Title: Managing Director

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